UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATIN STATEMENT PURSUANT
TO SECTION 14(F) OF THE
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

REVE TECHNOLOGIES, INC.
(Exact name of Company as specified in its charter)

Nevada	000-54497	27-2571663
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)
300 S El Camino Real San Clemente, California 92672
(Address of principal executive offices)
Phone: (714) 907-1241

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDRS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY
 AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Notice of Change in the President and Board of Directors

August 5, 2015

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.001 per share, of Reve Technologies, Inc., a Nevada corporation (the “Company”, “we” or “our”) at the close of business on July 31, 2015, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with a change in of our board of directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about August 5, 2015.

On July 19, 2015, the Company purchased 20,115,000 shares of Common Stock from Taanen, LP, our majority shareholder.  On that same date, Mr. Tamio Stehrenberger resigned his position as the sole officer and director of the Company.  On this same date, Mr. Stehrenberger appointed Mr. David Forster as the President, CEO, CFO, Secretary, Treasurer and Director of the Company.

On July 20, 2015, Mr. Forster purchased twenty two million (22,000,000) shares of the Company, resulting in the beneficial ownership of the majority of the issued and outstanding shares of the Company.

We have agreed to file with the Securities and Exchange Commission (the “SEC”) and distribute to our stockholders, this Information Statement disclosing our new Officer and Director.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of the new Board members will not occur until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record on or about August 5, 2015.

Executive Officer and Director

As of the Effective Date, David Forster will become director of the Company; his biographical information is below:

Name	Age	Title
David J. Forster	45	President, CEO, CFO, Secretary, Treasurer and Director

Mr. David John Forster was born in 1970 and raised in Northern California. He attended California Polytechnic State University in 1988 where he received his Bachelor of Arts Degree in Political Science with a minor in Business.

Mr. Forster pursued a career in politics working for the U.S. Congressional Office of Leon E. Panetta and The Sierra Club where he lobbied within the arena of consumer and environmental lawmaking.  Mr. Forster took his experience in government further out into the private sector by working as a Political Analyst for Pacific Resources Engineering and Planning in Burlingame, California.  There he proved to be a vital asset, lobbying local, state, and federal agencies on public transportation projects and issues.

In 1997 Mr. Forster left politics for a corporate position with Kaiser Permanente Medical Group in Oakland, California.  Hired into a two-year contract he proved to be a valued high-level employee satisfying some diverse needs by demonstrating the ability to assist Labor-Management with reorganizing over 3000 union employees and at the same time resolving sensitive labor issues.   In 1999 Mr. Forster was given the opportunity to become a senior level manager for the Kaiser Call Center Project.  With this new challenge, Mr. Forster excelled, adding to the Call Centers success by evaluating statistics and making accurate recommendations on the efficiency and financial viability of the overall projects performance and livelihood.

Mr. Forster left Kaiser in 2003 to pursue a life long dream of owning his own restaurant.  In April of the same year he opened the doors to Longboards Grill in Pismo Beach, California.  For almost 4 years he organized and executed the start-up, creation, and design of the restaurant concept and operation.  In October of 2006 Mr. Forster sold his profitable, and well-known business and began a new venture.

In December of 2006 Mr. Forster discovered an opportunity in the green energy business and created Power-Save Energy Co. During the development phase David possessed the ability to acquire capitol outside and invest personally to build the company.  As President, Mr. Forster and his partner built a million dollar business, manufacturing and distributing solar array kits, power factor correction units, radiant barrier, solar attic fans and HID lighting devices.  Mr. Forster oversaw every aspect of this business from general accounting, analysis of financial performance, daily operations, manufacturing, marketing strategies, patent product protection, staffing and sales. The success of Power-Save Energy Co. derived from building a sales force of over 2000 resellers who purchased and installed Power-Save products across the country.  David is still involved in the solar industry functioning as a consultant.

In January of 2010 Mr. Forster partnered in a new venture, the Green Shingle. Mr. Forster has invested capitol and secured and brought the Green Shingle product through the patent process so it is ready for manufacturing and marketing in 2015.  Most recently he was appointed CEO of Reve Technologies, Inc.  and hopes to bring Reve Technologies Hush Chat’s social messaging platform into Eventure Interactive, Inc.’s Social Calendaring application to enrich event participation.  The plan is to further develop and distribute the service on a worldwide basis.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Amendment to Articles

On August 5, 2015, the Board deemed it to be in the best interest of the Company to increase the amount of Authorized Common Shares and filed an Amendment to the Articles increasing the authorized shares of Common Stock to 1,000,000,000.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of our Common Stock beneficially owned as of July 31, 2015 by (i) each person known by us to be the beneficial owner of more than 5% of our issued and outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of July 31, 2015 there were 39,641,524 shares of Common Stock issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power.

Name & Address	Title	Number of Shares of Common Stock Beneficially Owned	% of Common Stock Beneficially owned
David Forster 895 Pismo Street San Luis Obispo, California 93401	President, CEO, CFO, Secretary, Treasurer and Director	22,000,000	55%

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Where You Can Find Additional Information

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Reve Technologies, Inc. at 300 S El Camino Real, San Clemente, California 92672.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Reve Technologies, Inc.

Date: August 6, 2015	By:	/s/ David Forster
Name: David Forster
Title: President & CEO